

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 21, 2020

Sacha Alessandro Ceruti
Chief Executive Officer
Canna Corp.
8358 West Oakland Park Blvd.
Suite 300
Sunrise, Florida 33323

> **Re: Canna Corp.**
> **Current Report on Form 8-K**
> **Filed March 17, 2020**
> **File No. 000-55788**

Dear Mr. Ceruti:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Jonathan Leinwand